November 21, 2012

via edgar

Mr. Daniel F. Duchovny, Special Counsel

Mr. Edwin Kim, Attorney-Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yucheng Technologies Limited Schedule 13E-3 Filed August 24, 2012 File No. 005-82213

Dear Messrs. Duchovny and Kim:

On behalf of Yucheng Technologies Limited, a company organized under the laws of the British Virgin Islands (“Yucheng” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in its letter of November 13, 2012 with respect to Amendment No. 2 to the Schedule 13E-3, File No. 005-82213 (the “Amendment No. 2”), filed on October 30, 2012 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Schedule 13E-3 (the “Amendment No. 3”) filed concurrently with the submission of this letter.

We represent the independent committee of the board of directors of the Company. To the extent any response relates to information concerning any of Mr. Weidong Hong, Ms. Hong Wu, Ms. Yun Shi, Mr. Dong Wang, Mr. Steve Shiping Dai, Ms. Rebecca B. Le, Mr. Chun Zheng, Mr. Xun Yang, Ms. Weihua Hong, Mr. Lijing Ren, Ms. Yanmei Wang, Ms. Danhui Ma, Ms. Xinmin Yu, New Sihitech Limited, New Sihitech Acquisition Limited, Sihitech Company Limited, CSOF FinTech Limited, CEL FinTech Limited, China Special Opportunities Fund III, L.P., CSOF III GP Limited, Forebright Partners Limited, Windsor Venture Limited, China Everbright Limited, ROTH Capital Partners LLC (“Roth”) or Lazard Asia (Hong Kong) Limited (“Lazard”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 3. In addition, a marked copy of the Schedule 13E-3 to show changes between the Amendment No. 3 and the Amendment No. 2 is being provided to the Staff via email.

* * *

Securities and Exchange Commission	- 2 -	November 21, 2012

Schedule 13E-3/A

General

1.	We are currently reviewing your annual report filed on Form 20-F for the fiscal year ended December 31, 2012, which was filed on April 27, 2012, under a separate cover. Please note that this concurrent review may affect our review of your Schedule 13E-3 because you incorporate your audited financial statements by reference from this Form 20-F and you provided similar financial information in your proxy statement beginning on page 80. To the extent your responses to any Form 20-F comments affect your Schedule 13E-3 reporting requirements, you should revise your Schedule 13E-3 and/or proxy statement accordingly.

The Company has responded to SEC’s comments regarding its 2011 annual report filed on Form 20-F and has discussed and orally confirmed with the accounting staff that the accounting staff will not raise any further comment on the Company’s financial statements prior to the shareholders’ meeting called for approving the transaction contemplated in the Schedule 13E-3.

Revised Proxy Statement

General

2.	We note that in addition to meeting date information, you omit share amounts, share percentages, and number of shareholders information throughout your proxy statement. You should provide this information in your next amendment.

The Amendment No. 2 has been revised to reflect the Staff’s comment.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 25

3.	We note your response to prior comment 6 regarding the scope of Roth’s fairness opinion on page 27. Please revise to explain why you believe your independent committee was able to determine the fairness of the going private transaction for unaffiliated shareholders based on the Roth opinion, when the opinion addresses a different scope of shareholders that includes affiliated shareholders owning Excludible shares.

The Amendment No. 2 has been revised to reflect the Staff’s comment. Please refer to page 27 of the Amendment No. 3.

Securities and Exchange Commission	- 3 -	November 21, 2012

Financial Information, page 80

4.	We note that you provided financial statement information for fiscal 2011 in U.S dollar as a convenience translation. We would expect information included in the annual financial statements to be audited unless GAAP or SEC rules state otherwise. Please explain further why you have provided this information on an unaudited basis.

The Company respectfully advises the Staff that the Company’s consolidated financial statements are prepared and presented in Renminbi (“RMB”) as its reporting currency in accordance with FASB ASC 830, and audited by the Company’s independent registered public accounting firm. As disclosed in the Company’s 2011 annual report filed on Form 20-F, the translation of Renminbi amounts in the Company’s financial statements for the fiscal year 2011 into U.S. dollars has been made for the convenience of the reader at a fixed exchange rate quoted by the People’s Bank of China on December 31, 2011, as a practice of foreign private issuers permitted under Rule 3-20 of Regulation S-X. Since the information was supplemental, it is not a required part of the basic financial statements in accordance with the SEC Staff Views (International Reporting and Disclosure Issues in the Division of Corporation Finance 11/1/04 – Official Text Reporting Currency) and was therefore noted as “unaudited.”

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Securities and Exchange Commission	- 4 -	November 21, 2012

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Weidong Hong, Ms. Hong Wu, Ms. Yun Shi, Mr. Dong Wang, Mr. Steve Shiping Dai, Ms. Rebecca B. Le, Mr. Chun Zheng, Mr. Xun Yang, Ms. Weihua Hong, Mr. Lijing Ren, Ms. Yanmei Wang, Ms. Danhui Ma, Ms. Xinmin Yu, New Sihitech Limited, New Sihitech Acquisition Limited, Sihitech Company Limited, CSOF FinTech Limited, CEL FinTech Limited, China Special Opportunities Fund III, L.P., CSOF III GP Limited, Forebright Partners Limited, Windsor Venture Limited and China Everbright Limited, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10 5920-1090.

Very truly yours,

/s/ Ling Huang

Ling Huang, Esq.

:

cc:	Peter X. Huang, Esq. Michael V. Gisser, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China

Andrew Hudders Golenbock Eiseman Assor Bell & Peskoe 437 Madison Avenue - 40th Floor New York, New York 10022

Securities and Exchange Commission	- 5 -	November 21, 2012

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of November 13, 2012 with respect to Amendment No. 2 to the Schedule 13E-3, File No. 005-82213 (the “Amendment No. 2”), filed on October 30, 2012 by Yucheng Technologies Limited and the other filings persons named therein, each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yucheng Technologies Limited

By: /s/ Yingjun Li

Name: Yingjun Li

Title: Director

Sihitech Company Limited

By: /s/ Weidong Hong

Name: Weidong Hong

Title: Director

New Sihitech Limited

By: /s/ Weidong Hong

Name: Weidong Hong

Title: Director

New Sihitech Acquisition Limited

By: /s/ Weidong Hong

Name: Weidong Hong

Title: Director

Weidong Hong

By: /s/ Weidong Hong

Hong Wu

By: /s/ Hong Wu

Yun Shi

By: /s/ Yun Shi

Dong Wang

By: /s/ Dong Wang

Securities and Exchange Commission	- 6 -	November 21, 2012

Steve Shiping Dai

By: /s/ Steve Shiping Dai

Rebecca B. Le

By: /s/ Rebecca B. Le

Chun Zheng

By: /s/ Chun Zheng

Xun Yang

By: /s/ Xun Yang

Weihua Hong

By: /s/ Weihua Hong

Lijing Ren

By: /s/ Lijing Ren

Yanmei Wang

By: /s/ Yanmei Wang

Danhui Ma

By: /s/ Danhui Ma

Xinmin Yu

By: /s/ Xinmin Yu

CSOF FinTech Limited

By: /s/ Ip Kun Wan

Name: Ip Kun Wan

Title: Director

CEL FinTech Limited

By: /s/ Tang Chi Chun

Name: Tang Chi Chun

Title: Director

China Special Opportunities Fund III, L.P.

By: /s/ Ip Kun Wan

Name: Ip Kun Wan

Title: Authorized Signatory

CSOF III GP Limited

By: /s/ Ip Kun Wan

Name: Ip Kun Wan

Title: Director

Securities and Exchange Commission	- 7 -	November 21, 2012

Forebright Partners Limited

By: /s/ Ip Kun Wan

Name: Ip Kun Wan

Title: Director

Windsor Venture Limited

By: /s/ Tang Chi Chun

Name: Tang Chi Chun

Title: Director

China Everbright Limited

By: /s/ Tang Chi Chun

Name: Tang Chi Chun

Title: Director